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November 8, 2024

Via EDGAR

Ms. Jenifer Gallagher

Mr. John Cannarella

Mr. John Coleman

Mr. Karl Hiller

Mr. Michael Purcell

Mr. Timothy Levenberg

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Aurous Resources

Amendment No. 1 to Registration Statement on Form F-4

Filed September 20, 2024

File No. 333-280972

Dear Ms. Gallagher, Mr. Cannarella, Mr. Coleman, Mr. Hiller, Mr. Purcell and Mr. Levenberg:

On behalf of our client, Aurous Resources (the “Company” or “Aurous Resources”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are responding to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 15, 2024, on the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280972) (the “Registration Statement”) filed with the Commission on September 20, 2024 relating to the proposed business combination, by and among, inter alios, the Company, Blyvoor Gold Resources Proprietary Limited (“Aurous Gold”) and Blyvoor Gold Operations Proprietary Limited (“Gauta Tailings” and, together with Aurous Gold, “Blyvoor”) and Rigel Resource Acquisition Corp (“Rigel,” and together with Aurous Resources and Blyvoor, the “Registrants”).

The Registrants respectfully acknowledge the Staff’s comments. For the Staff’s convenience, the Staff’s comments are repeated below in bold and are followed by the Registrants’ responses. Concurrently with the submission of this letter, the Registrants are filing with the Commission an amendment to the Registration Statement for review. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Registration Statement.

November 8, 2024

The Registrants’ responses to the Staff’s comments are as follows:

Amendment No. 1 to Registration Statement on Form F-4

Why is Rigel providing shareholders with the opportunity to vote on the Business Combination?

1.	We note your response to prior comment 5. However, please ensure that the Background of the Business Combination describes the negotiations mentioned in the added disclosure in the third sentence of this section.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on pages 379 and 381.

What interests do the Rigel Initial Holders and Rigel’s other current officers and directors have in the Business Combination?

2.	Please revise to describe the exceptions to the restrictions in any applicable lock-up agreements, as well as any terms that would result in an earlier expiration. Refer to Item 1603(a)(9) of Regulation S-K.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on pages 34, 64, 133 and 398.

3.	Please revise your disclosure to detail whether consideration was paid in exchange for the Initial Shareholders waiver of their redemption rights on page 34 and throughout the filing where appropriate. See Items 1603(a)(8) and 1605(d) of Regulation S-K.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on pages 34, 37, 62, 139 and 398.

What happens if a substantial number of Rigel’s public shareholders vote in favor of the Business Combination Proposal

4.	We note in response to prior comment 9 you have added footnote (2) to explain how you calculated the Blyvoor valuation under each redemption scenario. Please also separately quantify the number of shares issuable to each party listed in (a) through (c) that totals the aggregate number of Aurous Resources Ordinary Shares issuable.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 43.

November 8, 2024

Compensation Received by the Sponsor

5.	We note your response to prior comment 16. Please revise your disclosure in this section to describe any consideration received by the Sponsor from Orion GP for the transferred Aurous Resources Ordinary Shares or from Orion Fund III.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on pages 67 and 401.

Risk Factors

Risks Related to the Business Combination

6.	We note that you have extended your termination date to consummate a business combination until May 9, 2025. However, if you have not completed a qualifying business combination transaction by November 9, 2024, you will be in violation of current NYSE listing standards. Please revise your disclosure to include potential risks if you are unable to complete a business combination transaction, such as you disclose in your Preliminary Proxy on Schedule 14A filed on July 8, 2024.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure to include a risk factor on page 142 regarding the risk that on November 4, 2024, the Company was notified by the NYSE that it will be delisted for failure to comply to NYSE listing rules and a reference to such risk factor in the “Summary of This Proxy Statement/Prospectus” on page 77.

Aurous Resources may be controlled by Blyvoor Gold

7.	We note your disclosure at here and page 162. Please revise to clarify whether you may be a controlled company under NYSE rules following the closing of the business combination.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure to include a risk factor on page 128 and a reference to such risk factor in the “Summary of This Proxy Statement/Prospectus” on page 74.

Risks Related to Rigel

8.	We note your response to prior comment 18. Please revise to clarify, if true, that purchases are prohibited from the time of the public announcement of the tender offer until the expiration of the offer. In addition, please clarify that the prohibition also applies to persons covered by Rule 14e-5(c)(3)(iv).

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 143.

November 8, 2024

Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Pro Form Condensed Combined Financial Information

9.	We note you have revised pro forma adjustment 2(c)(i) in response to prior comment 23 to reflect under both the medium and maximum scenarios the conversion of the convertible part of the promissory notes into Rigel private warrants which are subsequently marked to fair value with the non-convertible part of the notes being forgiven. Please revise your disclosure to state that the net cumulative adjustments resulting from both the medium and maximum redemption scenarios will be a decrease to convertible promissory notes – related parties of R106,540,700 ($5,556,896), an increase to derivative liabilities of R13,804,344 ($720,000), and a gain charged to accumulated deficit of R92,736,356 ($4,836,896).

In addition, please refer to pro forma adjustment 2(o) and explain why you have assumed the entire second extension loan balance will be forgiven in the medium and maximum redemption scenarios in contrast to part of the first and third extension loans being converted into Rigel private warrants under these same scenarios.

Response: The Registrants respectfully advise the Staff that, pursuant to an Omnibus Amendment entered into on October 17, 2024, parties thereto undertake to extend the maturity of certain working capital loans and promissory notes granted to Rigel by 12 months following the Closing, to the extent outstanding amounts exceed the Expense Overage Amount (as defined in the Omnibus Amendment). Accordingly, the Registrants have revised the disclosure and notes 2c), 2l) and 2o) pages 177 and 181.

10.	For each of the redemption scenarios depicted, please disclose whether the minimum threshold of Aggregate Cash Proceeds pursuant to the Available Cash Condition was met. To the extent that your cash balances in any of the redemption scenarios depicted is less than the minimum required pursuant to the Available Cash Condition, disclose whether Blyvoor is obligated to consummate the Business Combination.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on pages 131 and 174.

11.	We note that in response to prior comment 20, you indicate that the contingent liabilities will be discharged, using proceeds from the Business Combination, substantially simultaneously with the Closing pursuant to the terms of the Business Combination Agreement. Please tell us why you did not depict the settlement of this liability as a pro forma adjustment.

Response: In response to the Staff’s comment, the Registrants have updated the “Unaudited Pro Forma Condensed Combined Financial Statements” and note 2j) therein on page 181 to reflect the settlement of the contingent liability as a pro forma adjustment.

November 8, 2024

Rigel’s Management’s Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations

12.	We note your response to prior comment 36. Please include risk factor disclosure that addresses the following, as appropriate:

●	whether the firm performed substantially all of their obligations to earn their fees and, therefore, are gratuitously waiving the right to be compensated;

●	the unusual nature of such a fee waiver and the impact on the evaluation of the transaction;

●	caution that investors should not place any reliance on the fact that the firm was previously involved with the transaction;

●	the material impact, if any, of agreement provisions that survive the resignation or fee waiver, such as indemnification, contribution, rights of first refusal or lockups; and

●	if the firm was involved in preparing registration statement disclosure, the risk of relying on the firm’s expertise despite their withdrawal of services and the rationale for continuing to rely on information disclaimed by the firm.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure to include a risk factor on page 132 regarding the deferred underwriting fee and a reference to such risk factor in the “Summary of This Proxy Statement/Prospectus” on page 75.

Management of Aurous Resources Following the Business Combination

Anticipated Executive Officers and Directors After the Business Combination

13.	We note your response to prior comment 37. Please file all executed employment agreements with the named officers as exhibits, once available. If formal agreements have not yet been entered into, please disclose this.

Response: The Registrants respectfully advise the Staff that no employment agreements have been executed yet with anticipated executive officers and, in response to the Staff’s comment, the Registrants have revised the disclosure on page 287 accordingly.

November 8, 2024

Background of the Business Combination

14.	We note your response to prior comment 40. Please provide additional detail regarding the substance of the referenced meetings, including the material terms that were discussed, how positions differed, and how such differences ultimately were resolved.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on pages 378-383 to include additional details regarding the referenced meetings.

15.	We note your response to prior comment 42. Consistent with Item 1605(c) of Regulation S-K, please expand your disclosure to provide greater detail as to the benefits and detriments, providing quantification to the extent practicable. For example, please quantify the potential benefits to Rigel and its executive officers and directors, as well as to the targets’ executive officers, if the business combination is consummated.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on pages 403.

16.	Despite your response to prior comment 43, we did not see any corresponding revisions. Please revise and expand your disclosure to detail any role Orion Mine Finance Fund II LP played in the search or negotiation process.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 378.

Opinion of Kroll, LLC to the Rigel Board

17.	We note your response to prior comment 45. To eliminate any potential ambiguity with regard to the disclosures at pages 375 and E-7, please state that the advisor expressly consents to the use of its opinion by those entitled to use it, including those whose vote is being solicited in this proxy statement / prospectus.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 394 and E-7 to remove any potential ambiguity regarding such disclosure.

Satisfaction of 80% Test

18.	You disclose in reaching its conclusion that the Business Combination meets the 80% asset test, the Rigel board considered “an implied pre-money equity value of Blyvoor at $362 million. Please reconcile with your disclosure at page 363 which refers to the enterprise valuation.

Response: In response to the Staff’s comment, the Registrants revised the disclosure on page 380 to reference the “pre-money equity value” instead of the “aggregate enterprise value.”

November 8, 2024

Second Amended and Restated Memorandum of Association of Aurous Resources

19.	We note the new text at Section 101, including that “Unless the company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any proceeding, suit or action arising under the Securities Act of the Exchange Act.” Note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please discuss the content and effect of the exclusive forum provision at an appropriate place in the proxy statement / prospectus, and reference the concurrent jurisdiction created by Section 22 in that discussion.

Response: In response to the Staff’s comment, the Registrants have revised Section 101 of the Proposed Organizational Documents, and have revised the disclosure to include a risk factor on pages 124-125 and a reference to such risk factor in the “Summary of This Proxy Statement/Prospectus” on page 74.

General

20.	We understand the Form 10-K for the fiscal year ended December 31, 2023 of Rigel Resource Acquisition Corp. is currently under review. Please revise your disclosure to reflect applicable corresponding revisions made in response to the comment letter dated September 18, 2024.

Response: The Registrants respectfully acknowledge the Staff’s comment and advise the Staff that there is no revision to be made in response to the Staff’s comment letter dated September 18, 2024 to Rigel Resource Acquisition Corp’s annual report on Form 10-K for the year ended December 31, 2023.

21.	We note your response to prior comment 51 and reissue in part. Please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure to include a risk factor on page 148 regarding the risks if the initial business combination is subject to review by a U.S. government entity, such as CFIUS and a reference to such risk factor in the “Summary of This Proxy Statement/Prospectus” on page 77.

November 8, 2024

Please direct any questions relating to the foregoing to the undersigned at +44 20.7615.3120. We appreciate your consideration of this matter.

Sincerely,

/s/ David Dixter
David Dixter
of Milbank LLP

cc:	Jonathan Lamb

Chief Executive Officer

Rigel Resource Acquisition Corp.

7 Bryant Park

1045 Avenue of the Americas, Floor 25

New York, NY 10018

Alan Smith

Director

Aurous Resources

Inanda Greens Business Park, Block A Wierda Gables

54 Wierda Rd West, Wierda Valley

Sandton, 2196

South Africa

Richard Floyd

Chief Executive Officer

Blyvoor Gold Resources (Proprietary) Ltd and Blyvoor Gold Operations (Proprietary) Ltd

Inanda Greens Business Park, Block A Wierda Gables

54 Wierda Rd West, Wierda Valley

Sandton, 2196

South Africa

November 8, 2024

Iliana Ongun

Milbank LLP

100 Liverpool Street

London, UK EC2M 2AT

Joshua G. DuClos

George J. Vlahakos

Zach Shub-Essig

John W. Stribling

Sidley Austin LLP

787 7th Avenue

New York, NY 10019